UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2010
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes  ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity: Metal Storm Limited
ABN: 99 064 270 006
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor William Tappenden

Date of appointment	2 July 2008
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Nil

Nature of indirect interest (including registered holder)	Nil
Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	10 March 2010

No. of securities held prior to change	Nil

Class	Ordinary Shares

Number acquired	100,000

Number disposed	Nil

Value/Consideration	$0.015 per share
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	100,000

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Nature of change	On market purchase
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	NA

Nature of interest	NA

Name of registered holder (if issued securities)	NA

Date of change	NA

No. and class of securities to which interest related prior to change	NA
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired	NA

Interest disposed	NA

Value/Consideration	NA
Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change	NA

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Form 604
Corporations Act 2001
Section 671B
Notice of change of interest of substantial holder

To:	Company Name/Scheme	Metal Storm Limited

ACN/ARSN		064 270 006
1.	Details of substantial holder(1)

Name	James Michael O’Dwyer
ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	04/03/2010

The previous notice was given to the company on	12/01/2010

The previous notice was dated	12/01/2010
2.	Previous and present voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary	83,438,954	9.82%	80,698,954	8.58%
3.	Changes in relevant interests
Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

				Class and
	Person whose		Consideration	number of
Date of	relevant interest		given in relation	securities	Person’s votes
change	changed	Nature of change (6)	to change (7)	affected	affected
See Annexure ‘A’

14/01/2010	James Michael O’Dwyer	Dilution from issue of 44,071,428 Ordinary shares issued on exercise of unquoted options.	Nil	80,698,954 Ordinary shares	80,698,954

05/02/2010	James Michael O’Dwyer	Dilution from issue of 1,727,595 Ordinary shares on conversion of 240,000 interest bearing Convertible Notes and 15,940 Secured Convertible Notes.	Nil	80,698,954 Ordinary shares	80,698,954

12/02/2010	James Michael O’Dwyer	Dilution from issue of 860 Ordinary shares on exercise of unquoted options.	Nil	80,698,954 Ordinary shares	80,698,954

04/03/2010	James Michael O’Dwyer	Dilution from issue of 45,000,000 fully paid ordinary shares pursuant to a mandate agreement.	Nil	80,698,954 Ordinary shares	80,698,954

4.	Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

		Person entitled to be		Class and
Holder of relevant	Registered holder of	registered as holder	Nature of relevant	number of
interest	securities	(8)	interest (6)	securities	Person’s votes
James Michael O’Dwyer	James Michael O’Dwyer	James Michael O’Dwyer	Registered holder of shares	57,011,770 ordinary shares	57,011,770

O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	Registered holder of shares	23,687,184 ordinary shares	23,687,184
5.	Changes in association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Nil
6.	Addresses
The addresses of the person named in this form are as follows:

Name	Address
James Michael O’Dwyer	Unit 162, Admiralty Quays, 32 Macrossan Street, Brisbane

O’Dwyer Investments Pty Ltd ACN 010 495 315	c/o BDO Kendalls, Level 18, 300 Queen Street, Brisbane
Signature

print name	James Michael O’Dwyer	capacity

sign here	/s/ James Michael O’Dwyer	date 10/03/2010
DIRECTIONS
(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.
(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.
(3)	See the definition of “relevant interest” in section 608 and 671B(7) of the Corporations Act 2001.
(4)	The voting shares of a company constitute one class unless divided into separate classes.
(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.
(6)	Include details of:
(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.
(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its association in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.
(8)	If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write “unknown”.
(9)	Give details, if appropriate, of the present association and any change in that associate since the last substantial holding notice.

Metal Storm Limited
ACN 064 270 006
Annexure ‘A’ to ASIC Form 604

This is the Annexure ‘A’ of 1 pages referred to in number 3 of the ASIC Form 604 signed and dated 10 March 2010.

	Person whose			Class and number	Person’s
Date of	relevant interest	Nature of	Consideration given in	of securities	votes
Change	Changed	Change (6)	relation to change (7)	affected	affected
			AUD$	Common Stock	Common Stock
3/02/2010	James Michael O’Dwyer	Market Disposition	$0.019	132,332	132,332
2/02/2010	James Michael O’Dwyer	Market Disposition	$0.019	238,209	238,209
29/01/2010	James Michael O’Dwyer	Market Disposition	$0.019	349,459	349,459
28/01/2010	James Michael O’Dwyer	Market Disposition	$0.019	620,000	620,000
19/01/2010	James Michael O’Dwyer	Market Disposition	$0.020	780,000	780,000
18/01/2010	James Michael O’Dwyer	Market Disposition	$0.023	100,000	100,000
18/01/2010	James Michael O’Dwyer	Market Disposition	$0.022	520,000	520,000
Total				2,740,000	2,740,000

/s/ James Michael O’Dwyer
James Michael O’Dwyer

METAL STORM LIMITED ACN 064 270 006
Convertible Note Interest Payment
Brisbane, AUSTRALIA — 11 March 2010: Metal Storm Limited (ASX trading code: MST and OTC symbol: MSTX).
Metal Storm Limited advises that the payment of interest on Convertible Notes for the period 1 January 2010 to 31 March 2010 will occur as follows:

Event		Date
1.	Record date to identify the Note Holders entitled to receive interest payments on the Convertible Notes (determined in accordance with the Listing Rules)	24 March 2010

2.	Interest payment date	31 March 2010
Interest is payable at 10% per annum.
The interest payment for this period is 0.33288 cents for each Convertible Note.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC symbol: MSTX
Company Contact:
Peter Wetzig — Company Secretary, Metal Storm Limited — Ph: +61 (0) 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia, with an office in Arlington, Virginia. Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system. Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
Metal Storm Weapons participate in UGV Live-fire Scenario
Brisbane, Australia – Friday, 12 March 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm has received video footage from the US Navy of Metal Storm weapon systems taking part in an unmanned systems-based live-fire demonstration. This footage is now being made available on the Metal Storm website.
China Lake, located on the edge of California’s Mojave Desert, was chosen to provide a realistic environment for the demonstrations. With temperatures reaching 110 degrees Fahrenheit, its hot, dry, dusty environment is very similar to that encountered in Afghanistan, providing a harsh but realistic field-test for equipment.
Metal Storm demonstrated a FireStorm™ 40mm 4 barrel 24 shot remote weapons system mounted to an iRobot® 710 Warrior® unmanned ground vehicle for a crowd control and road clearing demonstration.
The trial culminated in Metal Storm’s FireStorm™ producing a series of live fire volleys in semi-automatic fire modes. The less lethal frangible nose ammunition delivered both blunt force trauma and a simulated irritant accurately to each target.
On the video the viewer will see projectiles accurately hit the target producing a cloud of simulated irritant, while the plastic sabot that protects each frangible nose splits and falls away harmlessly as each projectile leaves the barrel.

Metal Storm Limited
ACN 064 270 006
Metal Storm Inc. (MSI) General Manager Peter D. Faulkner said that participating in the event was important as it allowed a broad, influential international military audience to see what the technology was capable of. “Public demonstrations of this type are important to us as they allow potential customers to see firsthand, the maturity and readiness of our products in an operationally relevant environment” said Faulkner.
Metal Storm Limited CEO, Dr Lee Finniear lauded the iRobot team for the successful outcome.
“Our work with iRobot since 2007 has been very productive for Metal Storm as it has allowed us to demonstrate FireStorm as a complete system solution. The companies have worked well together over the last two years, and we are proud to have worked with them once again on this exciting project.”
Video footage supplied by the US Naval Air Warfare Center Weapons Division can now be accessed from the Metal Storm website at http://www.metalstorm.com/release/MS_US_Navy_Mar_2010_Video.html
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
USA
Mr Peter D. Faulkner — General Manager, Metal Storm Inc. — Ph: 703-248-8218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: March 12, 2010	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary